Consolidated Financial Statements

Response Biomedical Corporation
(Expressed in Canadian dollars)
December 31, 2006 and 2005

MANAGEMENT’S RESPONSIBILITY FOR
FINANCIAL REPORTING

The consolidated financial statements contained in this annual report have been approved by the board of directors and were prepared by management using Canadian generally accepted accounting principles. Management is responsible for the preparation and integrity of the consolidated financial statements and all other information in the annual report, and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management has developed and is maintaining a system of policies and procedures and internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP, conducted an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their report expresses their opinion on the consolidated financial statements of the Company. The external auditors have free and full access to the Audit Committee with respect to their findings.

William J. Radvak	Robert G. Pilz
President and Chief Executive Officer	Chief Financial Officer

AUDITOR’S REPORT

To the Shareholders of
Response Biomedical Corporation

We have audited the consolidated balance sheets of Response Biomedical Corporation as at December 31, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 16 (restated) to the consolidated financial statements).

Vancouver, Canada,
Chartered Accountants
April 25, 2007.

Comments by Auditors for United States Readers on Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 25, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada,
Chartered Accountants
April 25, 2007.

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

(Expressed in Canadian dollars)

As at December 31

	2006	2005
	$	$

ASSETS
Current
Cash and cash equivalents	5,707,076	175,683
Short-term investments (market value equals $3,459,780)	3,459,780	—
Trade receivables, net [note 3]	568,207	421,672
Other receivables	74,453	59,859
Inventories [note 4]	1,189,111	693,915
Prepaid expenses and other	368,036	70,578
Total current assets	11,366,663	1,421,707
Property, plant and equipment [note 5]	1,579,892	710,400
Deferred costs [notes 6, 7 and 8]	20,376	121,832
	12,966,931	2,253,939

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Bank indebtedness [note 7]	—	1,070,514
Accounts payable and accrued liabilities	1,995,593	2,334,513
Subscription funds received	—	766,045
Deferred revenue - current portion [note 9]	107,477	156,187
Total current liabilities	2,103,070	4,327,259
Deferred revenue [note 9]	108,685	92,888
Convertible debentures [note 8]	—	1,012,584
	2,211,755	5,432,731
Commitments and contingencies [note 13]
Shareholders’ equity (deficiency)
Share capital [note 10[a]]	56,868,133	35,743,700
Contributed surplus [note 10[a]]	7,479,125	5,341,423
Deficit	(53,592,082)	(44,263,915)
Total shareholders’ equity (deficiency)	10,755,176	(3,178,792)
	12,966,931	2,253,939

See accompanying notes

On behalf of the Board:

William J. Radvak	Brian G. Richards
Director	Director

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended December 31	(Expressed in Canadian dollars)

	2006	2005	2004
	$	$	$

REVENUE
Product sales [note 14]	3,786,337	3,088,638	2,127,196
Contract service fees and revenues from
collaborative development
arrangements [notes 11 and 14]	633,721	401,042	549,685
Total revenue	4,420,058	3,489,680	2,676,881
Less: cost of sales -
products and services [note 10[c]]	2,311,412	1,652,033	1,388,549
Gross profit	2,108,646	1,837,647	1,288,332

EXPENSES
Research and development [note 10[c]]	6,393,641	4,387,304	2,394,974
Marketing and business development [note 10[c]]	2,597,189	3,319,288	1,758,918
General and administrative [notes 10[c] and 11]	2,545,713	2,386,328	1,893,327
Expenses	11,536,543	10,092,920	6,047,219

OTHER EXPENSES (INCOME)
Interest expense [notes 7 and 8]	74,849	92,379	35,263
Deferred financing costs [note 6]	37,926	73,047	138,016
Interest income	(135,663)	(13,417)	(2,948)
Gain on disposal of assets	(123)	(6,834)	—
Foreign exchange (gain) loss	(76,719)	24,535	9,757
Other expenses (income)	(99,730)	169,710	180,088
Loss for the year	(9,328,167)	(8,424,983)	(4,938,975)

Deficit, beginning of year	(44,263,915)	(35,838,932)	(30,899,957)
Deficit, end of year	(53,592,082)	(44,263,915)	(35,838,932)

Loss per common share - basic and diluted
[note 10[f]]	($0.10)	($0.12)	($0.08)
Weighted average number of common shares
outstanding [note 10[f]]	91,060,203	67,631,104	58,713,725

See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

	2006	2005	2004
(Expressed in Canadian dollars)	$	$	$

OPERATING ACTIVITIES
Loss for the year	(9,328,167)	(8,424,983)	(4,938,975)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment	240,580	218,921	206,816
Gain on disposal of property, plant and equipment	(123)	(6,834)	—
Stock-based compensation [note 10[c]]	648,257	1,007,525	814,682
Amortization of deferred costs [note 6]	48,126	73,047	138,016
Accretion of convertible debentures [note 8]	21,989	48,040	—
Deferred leasehold inducement	—	(8,690)	(7,447)
Directors’ fee [note 11]	80,000	—	—
Changes in non-cash working capital:
Trade receivables	(146,535)	(176,887)	(93,227)
Other receivables	(14,594)	(21,582)	(24,195)
Inventories	(525,772)	330,196	(449,831)
Prepaid expenses and other	(297,458)	(18,502)	(37,696)
Accounts payable and accrued liabilities	(306,613)	1,475,011	149,630
Deferred revenue	(32,913)	3,299	194,568
Cash used in operating activities	(9,613,223)	(5,501,439)	(4,047,659)

INVESTING ACTIVITIES
Short-term investments	(3,459,780)	—	—
Purchase of property, plant and equipment	(1,122,580)	(535,068)	(312,907)
Proceeds on disposal of property, plant and equipment	12,631	6,834	—
Cash used in investing activities	(4,569,729)	(528,234)	(312,907)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, and
warrants, net of share issue costs and prepaid
subscriptions [notes 8 and 10[a]]	20,784,859	141,085	8,661,177
Proceeds from share subscriptions received
prior to close of financing	—	766,045	—
Proceeds from (repayment of) bank indebtedness	(1,070,514)	1,070,514	(1,401,786)
Proceeds from debentures [note 8]	—	1,579,000	—
Deferred financing and share issue costs	—	(70,690)	—
Proceeds from (repayment of) loan from shareholders
and directors	—	—	(180,279)
Cash provided by financing activities	19,714,345	3,485,954	7,079,112

Increase (decrease) in cash during the year	5,531,393	(2,543,719)	2,718,546
Cash and cash equivalents, beginning of year	175,683	2,719,402	856
Cash and cash equivalents, end of year	5,707,076	175,683	2,719,402

Cash and cash equivalents, end of year	5,707,076	175,683	2,719,402
Short-term investments, end of year	3,459,780	—	—
Cash and cash equivalents and short-term
investments, end of year	9,166,856	175,683	2,719,402

Supplemental disclosure
Interest Paid in Cash	52,159	44,339	35,263

See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

Response Biomedical Corporation (the “Company”) was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia). The Company is engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks. Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP®.

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins. Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments. RAMP tests are now commercially available for use in the early detection of heart attack, congestive heart failure, environmental detection of West Nile Virus, and biodefence applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The Company has incurred significant losses to date and as at December 31, 2006 had an accumulated deficit of $53,592,082 and has not generated positive cash flow from operations. Management has been able, thus far, to finance the operations through a series of debt and equity financings. In March 2006, the Company raised net proceeds of $11,026,661 in connection with a private placement. In December 2006, the Company raised an additional $9,129,839 through another private placement. The Company has also received cash from the exercise of outstanding stock options and warrants during the year in the amount of $2,609,400 and $464,720, respectively. Management continues to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain such financing and, ultimately, on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The consolidated financial statements for the years presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY (cont’d)

The accompanying consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at December 31, 2006 and its results of operations and its cash flows for the year then ended and for all such periods presented.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 16. A summary of the significant accounting policies is as follows:

Basis of consolidation

These consolidated financial statements include the accounts of Response Biomedical Corporation and its wholly-owned subsidiaries, Response Biomedical Inc., an active US company with nominal assets and liabilities and no operations of its own, and Response Development Inc., an inactive Canadian company with nominal assets and liabilities.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Areas of significant estimates include allowance for bad debt, the estimated life of property, plant and equipment, provisions for inventory obsolescence, accrual for warranty, provisions for sales returns and allowances, stock-based compensation expense, the accreted interest expense related to convertible debentures and valuation allowance on future income tax assets. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of unrestricted cash and short-term investments having an initial maturity of 90 days or less at the time of acquisition.

Short-term investments

All highly liquid financial instruments with an original maturity greater than 90 days are considered to be short-term investments. Short-term investments are recorded at the lower of cost plus accrued interest and market value.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Inventories

Raw materials inventory is carried at the lower of actual cost, determined on a first-in first-out basis, and replacement cost. Finished goods and work in process inventories are carried at the lower of weighted average cost and net realizable value. Cost of finished goods and work in process inventories includes direct materials, direct labour and applicable overhead.

Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over its estimated useful lives using the straight-line method as follows:

Office and laboratory furniture and equipment	5 years
Office and laboratory computer equipment	3 years
Computer software	2 years
Manufacturing equipment	5 years
Manufacturing molds	2 years
Leasehold improvements	Term of lease

Deferred financing and share issue costs

Deferred financing costs reflect the costs incurred in connection with bank indebtedness financings and convertible debentures and are amortized on a straight-line basis over the terms of the respective agreements until the time the bank indebtedness is repaid or until the debentures are converted, respectively after which the balance of the unamortized amount is transferred to share capital. Deferred share issue costs represent costs incurred in connection with share financings and are offset against share capital at the time the share financing closes.

Foreign currency translation

Monetary items denominated in foreign currencies, including those of the Company’s US integrated subsidiary, are translated into Canadian dollars using exchange rates in effect at the balance sheet date and all other assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the average monthly exchange rate. Foreign exchange gains and losses are included in the determination of loss for the year.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Warranty accrual

The Company offers a warranty on its products. The Company estimates costs that may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rate of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Revenue Recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against cost of sales at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements which are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP criteria for deferral and amortization. To date, no development costs have been deferred.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares. Diluted loss per common share is equivalent to basic loss per common share as the outstanding options, warrants and convertible securities are anti-dilutive.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in substantively enacted rates is included in earnings in the period that includes the enactment date. Future income tax assets, net of a valuation allowance, are recorded in the consolidated financial statements if realization is considered more likely than not.

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 10 (b) to the consolidated financial statements. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to employees. The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation.

Effective January 1, 2006, the Company changed its policy for accounting for stock-based awards to estimate forfeitures in each reporting period on stock options granted to executive officers, directors, employees and consultants. Previously, the Company reversed stock-based compensation expense on unvested stock options forfeited during the year. This change in accounting policy had no impact on stock-based compensation expense for the years ended December 31, 2005 and 2004.

Government assistance

Government grants are recorded as a reduction of the related expenditure when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectibility is reasonably assured.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Convertible debentures

The carrying value of the convertible debentures is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt is recorded as contributed surplus. The carrying value of the convertible debentures is accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debentures. On conversion of the debentures, the initial amount recorded to debentures along with the value of conversion options exercised and value of warrants exercised, which was initially recorded to contributed surplus, and accreted interest net of cash interest payments is recorded to share capital.

3. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, trade receivables, other receivables, accounts payable and convertible debentures, the carrying amounts approximate fair values due to their short-term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at December 31, 2006, four [2005 - four] customers represent 80% [2005 - 76%] of the trade receivables balance. The Company has good credit history with these customers and the amounts due from them are generally received as expected.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents and short-term investments being invested in variable rate securities.

4. INVENTORIES

	2006	2005
	$	$

Raw materials	574,720	355,985
Work in process	257,718	37,770
Finished goods	356,673	300,160
	1,189,111	693,915

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

5. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

2006
Office furniture and equipment	20,789	20,789	—
Office computer equipment	107,784	67,353	40,432
Laboratory furniture and equipment	456,424	411,642	44,782
Laboratory computer equipment	351,860	246,238	105,622
Computer software	236,788	89,961	146,826
Manufacturing equipment	1,321,821	105,333	1,216,488
Manufacturing molds	167,200	166,050	1,150
Leasehold improvements	46,110	21,518	24,592
	2,708,776	1,128,884	1,579,892

2005
Office furniture and equipment	20,789	20,789	—
Office computer equipment	70,595	57,475	13,120
Laboratory furniture and equipment	447,805	395,426	52,379
Laboratory computer equipment	303,865	161,328	142,537
Computer software	67,396	39,799	27,597
Manufacturing equipment	485,091	60,646	424,445
Manufacturing molds	167,200	159,914	7,286
Leasehold improvements	110,823	67,787	43,036
	1,673,564	963,164	710,400

As at December 31, 2006, $1,005,338 in assets related to the automation of the Company’s manufacturing operations [2005 - $158,000] were not yet in service and hence not amortized. Amortization expense amounted to $240,580 for the year ended December 31, 2006 [2005 - $218,921; 2004 - $206,816].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

6. DEFERRED COSTS

	2006	2005
	$	$
Beginning balance:
Financing costs	89,525	71,880
Share issue costs	32,307	—
Other deferred costs	—	—
	121,832	71,880
Additions:
Financing costs	—	90,692
Share issue costs	—	32,307
Other deferred costs	30,576	—
Reductions:
Amortization of financing costs	(37,926)	(73,047)
Amortization of other deferred costs	(10,200)	—
Financing costs recorded to share capital upon conversion
of debentures into shares	(15,659)	—
Financing costs recorded to share capital upon termination
of line of credit	(35,940)	—
Share issue costs recorded to share capital upon close of
equity financing	(32,307)	—
Ending balance:
Financing costs	—	89,525
Share issue costs	—	32,307
Other deferred costs	20,376	—
Share issue costs	20,376	121,832

For the year ended December 31, 2006, the Company had amortization expense of $48,126 ($37,926 related to deferred loan cost and $10,200 of other costs charged to cost of sales) [2005 - $73,047; 2004 - $138,016] [see notes 7 and 8].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

7. BANK INDEBTEDNESS

The Company’s line of credit in the amount of US $1,000,000 established with The Toronto Dominion Bank and originally set to expire June 30, 2006 was repaid following the closing of a $12,000,000 private placement in March 2006. The guarantor exercised 449,250 warrants at an exercise price of $0.42 per common share that were issued to the guarantor in regard to the line of credit agreement. On March 31, 2006, the line of credit facility was terminated at the request of the guarantor.

In 2005, the estimated fair value of the share purchase warrants, using the Black-Scholes pricing model, amounting to $71,880 was credited to contributed surplus and recorded as deferred financing costs and was being amortized over the term of the credit facility until the termination and simultaneous exercise of warrants in 2006, after which the balance was transferred to share capital.

Interest expense related to the line of credit for the year ended December 31, 2006, amounted to $12,419 [2005 - $19,258; 2004 - $22,177].

Other interest expense, not related to the line of credit and not related to debentures [see note 8], for the year ended December 31, 2006 amounted to $5,087 [2005 - $3,283; 2004 - $13,086].

8. CONVERTIBLE DEBENTURES

On October 21, 2005, the Company issued units comprising convertible debentures and common share purchase warrants in the aggregate face amount of $1,579,000 with a term of three-years bearing interest at 7% per annum payable quarterly. Each unit comprised a $1,000 principal amount convertible debenture and 1,190 common share purchase warrants for an aggregate amount of warrants with rights to purchase an aggregate amount of 1,879,010 common shares of the Company at a price of $0.50 per common share for a period of two years. The debenture conversion price was $0.42 per common share for the first two years, and $0.47 per common share in the third year.

The proceeds of the debentures were allocated to their debt and equity components. The liability component was initially recorded as $964,545, which was calculated as the present value of the interest and principal amounts discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debenture was issued. The residual amount of $614,455 was recorded in contributed surplus. The liability component was accreted to fair value over the term of the debenture as a non-cash charge to interest expense. As at December 31, 2006, the accounting value of the debt amounted to $nil [2005 - $1,012,584].

In the year ended December 31, 2006, a total of 3,759,519 shares were issued to debenture holders upon conversion. All of the debentures have been converted. The non-accreted discount amounts related to the converted debentures were recorded to share capital in the amount of $1,293,323. For the year ended December 31, 2006, interest expense, including accretion of debentures, amounted to $57,343 [2005 - $69,838; 2004 - Nil].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

9. DEFERRED REVENUE

	2006	2005
	$	$
Beginning balance:
Product sales	149,897	61,260
Contract service fees and revenues from
collaborative development arrangements	99,178	184,516
	249,075	245,776
Additions:
Product sales	151,864	107,057
Contract service fees and revenues from
collaborative development arrangements	10,000	70,000
Recognition of revenue:
Product sales	(85,599)	(18,420)
Contract service fees and revenues from	(109,178)	(155,338)
collaborative development arrangements
Ending balance:
Product sales	216,162	149,897
Contract service fees and revenues from
collaborative development arrangements	—	99,178
Total	216,162	249,075

	2006	2005
	$	$
Current portion deferred revenue - Product sales	107,477	57,009
Current portion deferred revenue - Contract service fees
and revenues from collaborative development arrangements	—	99,178
Total current deferred revenue	107,477	156,187

Long - term deferred revenue - Product sales	108,685	92,888
Long - term deferred revenue - Contract service fees
and revenues from collaborative development arrangements	—	—
Total long-term deferred revenue	108,685	92,888

Total	216,162	249,075

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]	Authorized - Unlimited common shares without par value.

	Issued and Outstanding		Contributed
	Number	Amount	Surplus
	#	$	$
Balance, December 31, 2004	67,435,472	35,606,778	3,662,970
Issued for cash:
Exercise of stock options	265,000	141,085	—
Share issue costs	—	(9,419)	—
Issued for non-cash consideration:
Stock-based compensation related
to stock options exercised	—	5,256	(5,256)
Convertible debentures issued
(net of issue costs) [note 8]	—	—	604,304
Warrants issued [notes 6 and 10[a]]	—	—	71,880
Stock-based compensation [note 10[c]]	—	—	1,007,525
Balance, December 31, 2005	67,700,472	35,743,700	5,341,423
Issued for cash:
Exercise of warrants	464,720	196,420	—
Exercise of stock options	2,579,525	1,175,579	—
Exercise of agent options [iv]	29,875	22,406	—
Private placement and financing, net of
issue costs and fair value of
warrants [i and ii]	38,797,419	17,940,140	2,216,359
Issued for non-cash consideration:
Conversion of debentures [note 8]	3,759,519	1,293,323	(274,409)
Directors’ fees [iii]	133,332	80,000	—
Value of warrants exercised net
of unamortized deferred cost [note 6]	—	35,940	(71,880)
Stock-based compensation related to
stock options exercised	—	378,450	(378,450)
Value of agent’s option exercised	—	2,175	(2,175)
Stock-based compensation [note 10[c]]	—	—	648,257
Balance, December 31, 2006	113,464,862	56,686,133	7,479,125

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[i]

On March 30, 2006, the Company closed a private placement consisting of 24,000,000 units at a price of $0.50 per unit, each unit comprising one common share and one-half of one transferable common share purchase warrant, each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.62 per share until March 30, 2008. Gross proceeds were $12,000,000 before share issuance costs of $973,339 for net proceeds to the Company of $11,026,661.

In connection with the financings, the Company paid cash commissions of $700,000, legal and professional fees of $240,670 and finders fees of $32,669. The Company also issued 1,400,000 agent’s warrants, each warrant entitling the holder thereof to purchase one common share of the Company at a price of $0.62 per share until March 30, 2008.

The 13,400,000 share purchase warrants issued as a result of the private placement have been classified as a separate component of equity, the fair value of which has been determined using the Black-Scholes pricing model using the following assumptions: dividend yield 0.0%; expected volatility 74%; risk-free interest rate 4.01%; and expected life of 2 years. Accordingly, $2,412,000 of the proceeds has been allocated as the fair value of the warrants, which is recorded in contributed surplus in the consolidated balance sheet.

Share issue costs totaling $973,339 were allocated to share capital in the amount of $777,698 and to contributed surplus in the amount of $195,641, proportional to the fair value of shares and warrants, respectively.

[ii]

On December 11, 2006 the Company closed a private placement for gross proceeds of $9,174,400 (US $8,000,000), before share issuance costs of $44,561, for net proceeds of $9,129,839 comprising of 14,797,419 shares at a price of $0.62 per share. Until December 11, 2007, the placee, 3M Company, has a pro rata right, based on their percentage equity ownership in the Company, on a fully diluted basis, to participate in subsequent issuances of equity securities of the Company.

[iii]	133,332 shares were issued to board members in payment of directors’ fees for joining, and assisting with the restructuring of the board of directors at a deemed price of $0.60 per share.

[iv]

In December 2004, the Company closed a private placement consisting of 3,911,667 units at a price of $0.75 per unit for gross proceeds of $2,933,750, before share issuance costs of $318,449 for net proceeds of $2,615,301. The private placement comprised a brokered amount of $2,227,500 in addition to a non-brokered amount of $706,250.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

Each unit comprised one common share and two one-half of one non-transferable common share purchase warrants. The first half-warrant entitled the holder to purchase one common share of the Company for each whole warrant at a price of $1.00 per share, expiring on December 30, 2005. The second half-warrant entitled the holder to purchase one common share of the Company for each whole warrant at a price of $1.25 per share up to December 30, 2005 and at a price of $1.50 per share from December 31, 2005 expiring on December 30, 2006.

The 100,000 units were valued at the market price of $75,000 and were recorded as share issuance cost. In addition, the Company granted a non-transferable option entitling the agent to purchase 391,167 units, exercisable at a price of $0.75 per unit. The fair value of this unit option of $50,852, was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.0%; expected volatility 59%; risk-free interest rate 3.00%; and expected life of 6 months. $28,478 and $22,374 of the total fair value of the unit option was recorded against share capital and the fair value of the warrants, respectively, as share issuance cost with a corresponding credit to contributed surplus. In April 2006, the option was partially exercised in the amount of 29,875 units comprising 29,875 shares and 14,937 warrants exercisable at a price of $1.50 per share expiring on December 30, 2006, for consideration of $22,406. The option balance to purchase 361,292 units expired on December 30, 2006. $2,175 was recorded from contributed surplus to share capital for the fair value of the exercised agent’s option.

The 4,011,667 share purchase warrants issued as a result of the private placement were classified as a separate equity component from share capital the fair value of which was determined using the Black-Scholes pricing model using the following weighted average assumptions: dividend yield 0.0%; expected volatility 71%; risk-free interest rate 3.00%; and expected life of 1.41 years. Accordingly, $1,183,734 of the proceeds, net of share issuance cost of $140,117, was allocated as the fair value of the warrants, which is included in contributed surplus in the consolidated balance sheet.

[v]

In June 2004, the Company closed a non-brokered private placement consisting of 3,750,000 units at a price of $0.80 per unit for gross proceeds of $3,000,000 before a finder’s fee of $200,000 and legal cost of $5,374 for net proceeds of $2,794,626. Each unit comprised one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one common share of the Company at a price of $1.15 per share until June 21, 2006.

The 1,875,000 share purchase warrants issued as a result of the private placement have been classified as a separate component of equity, the fair value of which has been determined

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

using the Black-Scholes pricing model using the following assumptions: dividend yield 0.0%; expected volatility 73%; risk-free interest rate 3.00%; and expected life of 1.41 years.

Accordingly, $663,723 of the proceeds, net of share issuance cost of $48,777, has been allocated as the fair value of the warrants, which is recorded in contributed surplus in the consolidated balance sheet.

[b]	Stock option plan

On June 21, 2005, the Company’s shareholders approved a new stock option plan (the “2005 Plan”) to provide an incentive to executive officers, directors, employees and consultants who contribute to the continued success of the Company. The 2005 Plan is effective May 3, 2005 and terminates May 3, 2007. The exercise price of the options is determined by the Board of Directors, but generally will be equal to the closing trading price of the common shares on the day immediately preceding the grant date. The options vest in periods of 18 months to four years and the term may not exceed five years. At the Annual General Meeting held on June 22, 2006, the Company’s shareholders approved an amendment to the 2005 Plan to increase the number of shares that may be issued under the plan from 11,500,000 to 13,500,000. Of the 13,500,000 [December 31, 2005 – 11,500,000] stock options authorized for grant under the 2005 Plan, 3,246,125 stock options are available for grant at December 31, 2006.

At December 31, 2006, the following stock options were outstanding:

	Options outstanding			Options exercisable
	December 31, 2006			December 31, 2006
		Weighted
		average	Weighted	Number of options	Weighted
Range of	Number of shares	remaining	average	currently	average
exercise prices	under option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$
0.33 – 0.39	90,700	3.78	0.37	68,025	0.37
0.40 – 0.49	188,325	3.52	0.44	142,088	0.43
0.50 – 0.59	5,151,475	3.43	0.55	1,453,263	0.51
0.60 – 0.69	302,000	3.00	0.63	128,550	0.63
0.70 – 0.79	664,750	2.56	0.73	561,738	0.72
0.80 – 0.89	987,750	2.40	0.80	983,900	0.80
0.90 – 1.10	208,350	3.30	1.01	88,350	1.05
0.33 – 1.10	7,593,350	3.21	0.61	3,425,914	0.64

The options expire at various dates from January 30, 2007 to October 16, 2011.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[b]	Stock option plan (cont’d.)

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$
Balance, December 31, 2004	7,641,500	0.60
Options granted	4,055,150	0.57
Options forfeited	(562,750)	0.81
Options expired	(842,250)	0.72
Options exercised	(265,000)	0.53
Balance, December 31, 2005	10,026,650	0.57
Options granted	4,224,050	0.59
Options forfeited	(454,876)	0.67
Options cancelled	(1,930,649)	0.55
Options expired	(1,692,300)	0.61
Options exercised	(2,579,525)	0.46
Balance, December 31, 2006	7,593,350	0.61

The exercise price equaled the closing trading price of the common shares on the date preceding the date of grant for all options issued during the years ended 2006 and 2005.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[c]	Stock-based compensation

For the year ended December 31, 2006, the Company recognized total stock-based compensation of $648,257 [2005 - $1,007,525; 2004 - $814,682]. For the year ended December 31, 2006, the Company recognized compensation expense of $547,680 [2005 - $935,021; 2004 - $434,182], as a result of stock options granted to officers, directors and employees and recognized compensation expense of $100,577 [2005 - $72,504; 2004 - $380,500], as a result of stock options granted to consultants, with a corresponding credit to contributed surplus.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	2006	2005	2004
Dividend yield	0%	0%	0%
Expected volatility	74%	103%	128%
Risk-free interest rate	4.05%	3.24%	3.36%
Expected life in years	3.55	2.30	2.45
Fair value per share	$0.45	$0.30	$0.42

The following table shows stock-based compensation allocated by type of cost:

	2006	2005	2004
	$	$	$
Cost of sales - products and services	50,268	72,591	84,102
Research and development	44,844	215,617	179,360
Marketing and business development	125,945	204,615	101,600
General and administrative	427,200	514,702	449,620
	648,257	1,007,525	814,682

For the years ended December 31, 2006, 2005 and 2004, there were no differences in the pro forma loss for the year and pro forma basic and diluted loss per share.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[d]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing March 2005, 825,000 common shares currently held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months. Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. At December 31, 2006 no escrow shares had been requested to be released.

[e]	Common share purchase warrants

At December 31, 2006, the following common share purchase warrants were outstanding:

Number of
common shares	Exercise price
issuable	$	Expiry date
1,863,540	0.50	October 21, 2007
13,400,000	0.62	March 30, 2008
15,263,540	0.61

Common share purchase warrant transactions are summarized as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
	#	$
Balance, December 31, 2004	6,335,917	1.19
Warrants issued	2,328,260	0.48
Warrants expired	(2,455,085)	0.96
Balance, December 31, 2005	6,209,092	1.01
Warrants issued	13,414,937	0.62
Warrants expired	(3,895,769)	1.32
Warrants exercised	(464,720)	0.42
Balance, December 31, 2006	15,263,540	0.61

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d.)

[f]	Loss per common share

	2006	2005	2004
Numerator
Loss for the year	($9,328,167)	($8,424,983)	($4,938,975)
Denominator
Weighted average number of common shares
outstanding	91,060,203	67,631,104	58,713,725
Loss per common share - basic and diluted	($0.10)	($0.12)	($0.08)

11. RELATED PARTY TRANSACTIONS

The following payments were made to directors or companies related to or under their control:

	2006	2005	2004
	$	$	$
General and administrative
Strategic consulting services	66,500	85,301	71,930
Directors’ fees [note 10[a][iii]]	80,000	—	—
Share issue costs	—	—	20,522
	146,500	85,301	92,452

During the year the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company. During the year, the Company earned revenues totaling $171,225 (US $150,000) [2005 - Nil; 2004 - Nil], from this shareholder, on account of a co-development agreement entered into prior to this shareholder becoming a related party. As at December 31, 2006, the accounts receivable related to this revenue remained outstanding and was included in the balance of trade receivables.

All related party transactions are recorded at their exchange amounts, established and agreed between the parties.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

12. INCOME TAXES

At December 31, 2006 the Company had approximately $30,021,000 of non-capital loss carry forwards, approximately $2,143,000 of federal investment tax credits and approximately $919,000 of provincial investment tax credits available to reduce taxable income and taxes payable for future years. These losses and investment tax credits expire as follows:

	Provincial investment	Federal investment	Non-capital loss
	tax credits	tax credits	carryforwards
	$	$	$

2007	—	111,000	3,164,000
2008	—	151,000	2,157,000
2009	—	227,000	3,028,000
2010	239,000	430,000	3,163,000
2011	213,000	384,000	—
2012	130,000	233,000	—
2013	93,000	168,000	—
2014	20,000	36,000	4,101,000
2015	65,000	117,000	6,848,000
2026	159,000	286,000	7,560,000
	919,000	2,143,000	30,021,000

In addition, the Company has unclaimed tax deductions of approximately $8,597,000 related to scientific research and experimental development expenditures available to carry forward indefinitely to reduce taxable income of future years and other deductible temporary differences of approximately $3,721,000.

Significant components of the Company’s future tax assets as of December 31, 2006 are shown below.

	2006	2005
	$	$
Future tax assets:
Book amortization in excess of tax capital cost allowance	497,000	547,000
Non-capital loss carry forwards	9,306,000	7,273,000
Research and development deductions and credits	4,779,000	5,724,000
Share issue costs	408,000	109,000
Unearned revenue	67,000	113,000
Unrealized foreign exchange	68,000	78,000
Other	113,000	—
Total future tax assets	15,238,000	13,844,000
Valuation allowance	(15,238,000)	(13,844,000)
Net future tax assets	—	—

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

12. INCOME TAXES (cont’d.)

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization does not meet the requirements of “more likely than not” under the liability method of tax accounting. Accordingly, a valuation allowance has been recorded and no future tax assets have been recognized as at December 31, 2006 and 2005.

The reconciliation of income tax attributable to operations computed at the statutory tax rate to income tax expense (recovery), using a 34.12% [2005 – 34.87%; 2004 - 35.62%] statutory tax rate, at December 31, 2006 is:

	2006	2005	2004
	$	$	$

Income taxes (recovery) at statutory rates	(3,168,000)	(2,938,000)	(1,759,000)
Expenses not deductible for tax purposes	196,000	359,000	206,000
Non-capital losses for which no
benefit has been recognized	2,579,000	1,898,000	962,000
Other temporary differences for which no
benefit has been recognized	393,000	681,000	591,000
Change in future corporate income tax rates	1,075,000	—	—
Change in valuation allowance due to change
in future corporate income tax rates	(1,075,000)	—	—
	—	—	—

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES

[a]	Research and license agreements

[i]

The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith. In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology. In addition, in the event the Company sublicenses the Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year.

Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee. Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the year incurred. The agreement terminates on the expiration date of 2016, or invalidity, of the patents or upon bankruptcy or insolvency of the Company. Pursuant to the agreement, the Company paid $11,000 for the year ended December 31, 2006 [2005 - $10,500; 2004 - $28,500].

[ii]

The Company is party to a licensing agreement whereby it was granted a nonexclusive license under patent rights to commercialize a RAMP test using a proprietary marker. The remaining financial commitment by the Company is US $750,000 through the end of 2007. The Company may terminate the agreement and surrender the license granted at any time by giving sixty (60) days written notice provided that the Company pays only license fees that were due. The remaining commitments will be accrued and expensed when the liability becomes probable. As at December 31, 2006, $291,330 [2005 – $466,360] was recorded as an accrued liability related to the licensing agreement.

[b]	Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may or is required to indemnify its directors and officers against certain losses. The Company's liability in respect of the indemnities is not limited. The maximum potential of the future payments is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d.)

[c]	Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay. To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

[d]	Supply agreement

The Company entered into a supply agreement with a supplier, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test. In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test. The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the Agreement. In the year ended December 31, 2006, the Company incurred an expense of $54,528 [2005 - $87,460; 2004 - $50,101] for royalties to the supplier.

[e]	Lease agreements

The Company entered into a property sublease agreement to lease 31,920 square feet of multi-use business space. The term of the sublease agreement is October 1, 2005 to December 14, 2007. For the duration of the sublease term, the Company is required to pay the sub-landlord a total gross monthly rent of approximately $62,000 including maintenance and utilities. Rent expense for the year ended December 31, 2006 was $747,256 [2005 - $300,680; 2004 - $208,552].

[f]	Commitments to purchase equipment and engineering services

At December 31, 2006, the Company has outstanding purchase and work order commitments totaling $844,175 related to the purchase of manufacturing equipment and the development of a next generation RAMP Reader.

Costs totaling $1,473,992, were incurred by the Company in the development of a next generation RAMP reader for the year ended December 31, 2006.

Costs totaling $821,650, were incurred by the Company for the purchase of manufacturing equipment for the scale up of production for the year ended December 31, 2006.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

14. SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada. The Company’s revenues are generated from product sales primarily in the United States, Asia, Canada and Europe. Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the year ended December 31, 2006, 62% of the $3,786,337 in product sales was generated from four customers, [2005 - 55% of $3,088,638 from four customers; 2004 – 48% of $2,127,196 from two customers]. Each of these customers contributed to 10% or more of the Company's product sales for those years.

Product sales by customer location were as follows:

	2006	2005	2004
	$	$	$
United States	1,530,726	2,052,642	1,422,476
Asia	1,564,497	759,855	517,755
Canada	389,013	186,593	112,021
Europe	227,357	79,540	42,128
Other	74,744	10,008	32,816
Total	3,786,337	3,088,638	2,127,196

Product sales by type of product were as follows:

	2006	2005	2004
	$	$	$
Clinical products	2,356,187	738,456	506,475
Vector products (West Nile Virus)	646,032	707,477	741,084
Bio-defense products	784,118	1,642,705	879,637
Total	3,786,337	3,088,638	2,127,196

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

14. SEGMENTED INFORMATION (cont’d.)

For the year ended December 31, 2006, all of the Company’s contract service fees and revenues from collaborative research arrangements were generated from three customers for a total of $633,721 [2005 – two customers for a total of $401,042; 2004 – five customers for a total of $549,685].

Contract service fees and revenues from collaborative research arrangements by geographic location were as follows:

	2006	2005	2004
	$	$	$

Canada	80,000	—	255,250
United States	479,956	149,782	243,227
Asia	73,765	251,260	51,208
Total	633,721	401,042	549,685

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

During the preparation of the December 31, 2006 US GAAP reconciliation, the Company identified that GAAP differences relating to the recording of the convertible debenture recorded in the year ended December 31, 2005 had not been disclosed and, consequently, this note contains a restatement (See Note 16[g]). The restatement has no impact on the consolidated financial statements under Canadian GAAP.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

	2006	2005	2004
		(restated –
		Note 16[g])
	$	$	$

Consolidated Statements of Loss

Loss for the year under Canadian GAAP	(9,328,167)	(8,424,983)	(4,938,975)

Interest accretion on convertible
debt [note 16[g]]	21,989	48,039	—
Amortization of deferred financing
costs [note 16[g]]	(444)	(296)	—
Total loss and comprehensive loss
according to US GAAP	(9,306,622)	(8,377,240)	(4,938,975)

Basic and diluted net loss per share
according to US GAAP	($0.10)	($0.12)	($0.08)

The following are the material measurement variations in accounting principles, practices and methods used in preparing these consolidated financial statements from those generally accepted in the United States.

	December 31, 2006		December 31, 2005
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
				(restated –
				Note 16[g])
	$	$	$	$

Consolidated Balance Sheets

Deferred costs [note 16[g]]	20,376	20,376	121,832	126,099
Convertible debentures [note 16[g]] —		—	1,012,584	1,240,778
Share capital [note 16[g]]	56,868,133	56,798,845	35,743,700	35,743,700
Contributed surplus
[note 16 [c] and [g]]	7,479,125	7,921,971	5,341,423	5,512,599
Deficit [note 16 [c] and [g]]	(53,592,082)	(53,965,640)	(44,263,915)	(44,659,018)

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[a]

Under US GAAP, short-term investments are classified as available-for-sale and carried at market value with unrealized gains or losses, if any, reflected as a component of accumulated other comprehensive loss. The Company did not have any significant unrealized gains or losses on its short- term investments.

[b]	Under US GAAP, the excess, if any, of the fair value of the shares in escrow over the nominal value paid will be recorded as compensation expense upon release from escrow.

[c]

For purposes of reconciliation to US GAAP, the re-pricing of options is subject to variable plan accounting under APB 25, which can give rise to additional compensation expense. Under SFAS 123 such re-pricings are not subject to variable plan accounting and therefore upon adoption of SFAS 123 on January 1, 2003, the Company was no longer required to record additional compensation expense related to variable plan accounting on previously re-priced options. In years prior to 2003, compensation expense of $442,846 resulted from the re-pricing of options.

[d]	Trade receivables comprise:

Under Canadian GAAP, trade receivables are presented in the consolidated financial statements net of allowance for doubtful accounts. US GAAP requires that the trade receivable reserves be presented in the consolidated financial statements as follows:

	2006	2005
	$	$
Trade receivables	568,707	422,672
Allowance for doubtful accounts	(500)	(1,000)
Trade receivables, net	568,207	421,672

[e]	Accounts payable and accrued liabilities comprise:

Under Canadian GAAP, accounts payable and accrued liabilities are presented in the consolidated financial statements on an aggregated basis. US GAAP requires that the accounts payable and accrued liabilities be presented in the consolidated financial statements as follows:

	2006	2005
	$	$
Trade accounts payable	992,778	1,260,030
Employee-related accruals	320,159	346,133
License fees payable [note 13[a][ii]]	291,300	466,360
Other accrued liabilities	391,356	261,990
	1,995,593	2,334,513

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[f]	Stock-based compensation

Under US GAAP, effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement (“FAS”) 123(R) “Share-Based Payment”, a revision to FAS 123 “Accounting for Stock-Based Compensation”. FAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to executive officers, directors, employees and consultants over the requisite service period, which can not be less than the term of vesting. Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of FAS 123(R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of FAS 123(R) is applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of FAS 123(R) are recognized based upon the provisions of FAS 123, after adjustment for estimated forfeitures as discussed below.

Since the Company did not previously estimate forfeitures in the calculation of employee compensation expense under FAS 123, upon adoption of FAS 123(R), the Company recognized in income the cumulative effect, if any, of a change in accounting principle to reflect the estimated forfeitures for unvested stock options outstanding at December 31, 2005, the effect of which was $nil for the year ended December 31, 2006.

[g]	Restatement of US GAAP information - convertible debentures

On October 21, 2005, the Company issued units comprising convertible debentures and common share purchase warrants in the aggregate amount of $1,579,000. Under Canadian GAAP, the proceeds of the convertible debentures allocated to the estimated fair value of the conversion feature of the debt ($276,233) and to the warrant purchase options ($338,222) were recorded as an equity component of the debt and were classified in the consolidated balance sheet as contributed surplus (See note 8).Under US GAAP, a value is assigned to the conversion feature only if the conversion rate is less than the market price of the common stock at the date of issuance. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible debentures issued by the Company.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

Under Canadian GAAP, the carrying value of the convertible debentures is accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debentures; hence at maturity the carrying value of the convertible debentures would be the same as its face value. Under US GAAP, only the interest required to be paid is accrued and expensed and the carrying value of the debentures remains the same over the term of the debentures. This US GAAP difference resulted in a decrease to the amount recorded as interest accretion on convertible debt during 2006 and 2005 in the amount of $21,989 and $48,039 respectively, under US GAAP.

In addition under Canadian GAAP, a portion of the deferred financing costs relating to the conversion feature and warrant purchase options has been allocated to equity and not amortized, while under US

GAAP deferred financing costs allocated to the conversion feature would be capitalized and amortized over the term of the debentures. This difference has resulted in an increase to the amount recorded as amortization of deferred financing costs during 2006 and 2005 in the amount of $444 and $296 respectively, under US GAAP.

The US GAAP differences described above resulted in a reduction to the amount recorded to share capital in the amount of $69,288 on the conversion of the debentures during 2006 under US GAAP.

The differences described above were not reported by the Company in its US GAAP information as at December 31, 2005 and for the year then ended. As a result of this error, the following changes were required to be made to the US GAAP information as at December 31, 2005 and for the year then ended:

	As Previously	Adjustments	As
	Reported		Restated
	$	$	$

Consolidated Balance Sheets

Deferred costs	121,832	4,267	126,099
Total assets	2,253,939	4,267	2,258,206
Convertible debentures	1,012,584	228,194	1,240,778
Total liabilities	5,432,731	228,194	5,660,925
Contributed surplus	5,784,269	(271,670)	5,512,599
Deficit	(44,706,761)	47,743	(44,659,018)
Total shareholders’ equity	(3,178,792)	(223,927)	(3,402,719)

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

	As Previously	Adjustments	As
	Reported		Restated
	$	$	$

Consolidated Statements of Loss and Deficit

Interest expense	(92,379)	48,039	(44,340)
Deferred financing expense	(73,047)	(296)	(73,343)
Loss for the year	(8,424,983)	47,743	(8,377,240)

17. SUBSEQUENT EVENTS

[a] In February 2007, 247,500 common shares were released from escrow [see note 10[d]].

[b] Subsequent to December 31, 2006, the Company issued 317,313 common shares pursuant to the exercise of stock options for gross proceeds of $164,371 and 240,075 common shares pursuant to the exercise of warrants for gross proceeds of $123,143. In addition, the Company granted options to acquire 2,148,100 common shares.